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                                                                    EXHIBIT 99.1

PRESS INFORMATION                   [SAP LOGO]         SAP AG
                                                       Neurottstrasse 16
                                                       D-69190 Walldorf
                                                       Germany

                                                       Corporate Communications
                                                       Phone +49 (06227) 7-46311
                                                       Fax +49 (06227) 7-46331
                                                       www.sap.com
                                                       E-Mail: press@sap.com

FOR IMMEDIATE RELEASE

                                    Contact:           Gundolf Moritz
                                                       SAP AG
                                                       +49-6227-7-44872
                                                          -or-
                                                       Stefan Gruber
                                                       SAP AG
                                                       +1-212-404-1323
                                                          -or-
                                                       David Lowy
                                                       Taylor Rafferty
                                                       +1-212-889-4350

SAP ANNOUNCES STRONGER THAN EXPECTED FOURTH QUARTER PERFORMANCE

WALLDORF, GERMANY - JANUARY 8, 2001 - SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced that an initial analysis of its preliminary results shows total revenue for the fourth quarter ended December 31, 2000 of approximately Euro 2.1 billion, representing an increase of about 27% over last year's fourth quarter. Total sales growth in the quarter was underscored by strong software license sales, which rose by approximately 25% to slightly above Euro 1 billion. Operating income before charges for the employee stock appreciation rights program (STAR) increased by more than 40% to just above Euro 600 million.

This very good performance exceeded SAP's initial expectations, particularly against the backdrop of last year's strong fourth quarter results.

SAP will provide more details on its 2000 preliminary results on January 23, 2001.


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SAP is the world's leading provider of collaborative e-business software solutions. Through the mySAP.com platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 13,000 companies in over 100 countries run more than 30,000 installations of SAP software. With subsidiaries in over 50 countries, SAP generated sales of Euro 5.11 billion in the fiscal year 1999. Additional information is available on SAP's home page: http://www.sap.com.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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